SO 3/3/03

03015359

SECURITIES A[...]ON
Wa[...]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bac Florida Investments Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 Ponce de Leon Boulevard, Suite 700
(No. and Street)

Coral Gables (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Luis Leon (305) 375-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower, Suite 2800, Two South Biscayne Boulevard, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 27 2003 WASH. D.C. 165 SECTION

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Marcello Correa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC Florida Investments Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

V. Jimenez
MY COMMISSION # CC937132 EXPIRES
May 23, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Notary Public

Signature

Marcello Correa - President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.

Index

One Biscayne Tower
2 South Biscayne Boulevard
Suite 2800
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

The Board of Directors
BAC Florida Investments Corp.:

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. (formerly BAC Corp. Securities and Investment Services) as of December 31, 2002 and 2001, and the related statements of earnings, shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 31, 2003

BAC FLORIDA INVESTMENTS CORP.

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash	$	2,273,547	26,686
Deposits with clearing organization		383,061	154,646
Receivable from clearing organization		1,000	69,976
Other receivables		5,776	22,749
Marketable securities owned		399,440	3,172,789
Fixed assets, net		63,353	10,596
Other assets		2,971	5,472
Total assets	$	3,129,148	3,462,914
Liabilities and Shareholders' Equity			
Accounts payable and accrued expenses	$	175,592	85,982
Payable to clearing organization		—	598,927
Income taxes payable to parent company		73,411	9,066
Deferred tax liability, net		12,019	9,261
Total liabilities		261,022	703,236
Shareholders' equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 100,000 shares		100,000	100,000
Additional paid-in capital		1,965,026	1,965,026
Retained earnings		803,100	694,652
Total shareholders' equity		2,868,126	2,759,678
Total liabilities and shareholders' equity	$	3,129,148	3,462,914

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Earnings

Years ended December 31, 2002 and 2001

		2002	2001
Revenue:			
Commissions	$	2,027,807	1,965,547
Trading gains and losses, net		80,788	137,919
Interest		121,550	199,978
Total revenue		2,230,145	2,303,444
Operating expenses:			
Employee compensation and benefits		1,409,051	1,429,389
Floor brokerage, exchange, and clearance fees		295,674	339,386
Communications and data processing		63,372	91,550
Occupancy		109,929	87,160
Other		176,568	206,105
Total operating expenses		2,054,594	2,153,590
Income before income tax expense		175,551	149,854
Income tax expense		67,103	57,276
Net income	$	108,448	92,578

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Shareholders' Equity

Years ended December 31, 2002 and 2001

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance, December 31, 2000	100,000	$ 100,000	1,965,026	602,074	2,667,100
Net income	—	—	—	92,578	92,578
Balance, December 31, 2001	100,000	100,000	1,965,026	694,652	2,759,678
Net income	—	—	—	108,448	108,448
Balance, December 31, 2002	100,000	$ 100,000	1,965,026	803,100	2,868,126

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	108,448	92,578
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Trading gains and losses, net		(80,788)	(137,919)
Depreciation of fixed assets		12,785	10,138
Deferred taxes		2,758	9,261
Changes in assets and liabilities affecting cash flows from operating activities:			
Deposits with clearing organization		(228,415)	69,390
Receivable from clearing organization		68,976	(69,976)
Other receivables		16,973	59,497
Marketable securities owned		2,854,137	(541,268)
Other assets		2,501	5,931
Accounts payable and accrued expenses		89,610	(71,651)
Payable to clearing organization		(598,927)	598,927
Income taxes payable to parent company		64,345	(126,072)
Net cash provided by (used in) operating activities		2,312,403	(101,164)
Cash flows from investing activities:			
Purchase of fixed assets		(65,542)	(7,044)
Net cash used in investing activities		(65,542)	(7,044)
Net increase (decrease) in cash		2,246,861	(108,208)
Cash, beginning of year		26,686	134,894
Cash, end of year	$	2,273,547	26,686
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes paid to parent company	$	—	174,087

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Notes to Financial Statements

December 31, 2002 and 2001

(1) Business and Summary of Significant Accounting Policies

(a) Organization and Business

BAC Florida Investments Corp. (the Company) is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company is owned 98.5% by BAC Florida Bank (the Parent Company). The Company is a member of the National Association of Securities Dealers, Inc. In connection with its activities as a broker/dealer, the Company holds no funds or securities for customers. The Company executes and clears all customer transactions with clearing organizations on a fully disclosed basis. The Company promptly transmits all customer funds and securities to such clearing organization.

On May 29, 2001, the Company legally changed its name from BAC Corp. Securities and Investment Services to BAC Florida Investments Corp.

(b) Marketable Securities Owned

Marketable securities owned are stated at market value, with the related unrealized gain or loss recognized in the statements of earnings.

(c) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis.

(d) Income Taxes

The Company is included in the federal and state income tax return of BAC Florida Bank and its subsidiaries. The consolidated group of entities of BAC Florida Bank follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(2) Deposits With Clearing Organization

Pursuant to the Company's clearing agreement with its clearing broker/dealer, the Company is required to maintain a security escrow deposit totaling $150,000 for the duration of the respective agreement. This amount is included within deposits with clearing organization.

(3) Marketable Securities Owned

The following table presents the fair value of marketable securities owned at December 31, 2002 and 2001 and related trading gains and losses, net for the years then ended:

2002		Marketable securities owned at estimated fair value	Trading gains and losses, net
U.S. Treasury	$	399,440	13,539
U.S. government agency		—	4,667
Foreign corporate debt		—	62,582
	$	399,440	80,788

2001		Marketable securities owned at estimated fair value	Trading gains and losses, net
U.S. Treasury	$	699,059	8,957
U.S. government agency		503,730	3,915
Foreign corporate debt		1,970,000	125,047
	$	3,172,789	137,919

(4) Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $2,801,803 which was $2,701,803 in excess of its required net capital of $100,000. At December 31, 2001, the Company had net capital of $2,588,760, which was $2,538,760 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 and 2001 was 0.09 to 1 and 0.27 to 1, respectively.

(Continued)

(5) **Financial Instruments**

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as, cash, deposits with clearing organization, receivables and payable, and accrued expenses), except for marketable securities owned, approximate their fair value because of the short maturity of the instruments. Marketable securities owned are carried at fair value.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables, and marketable securities, owned. Cash balances are on deposit with a financial institution and are insured up to $100,000. Marketable securities owned consist of U.S. Treasury, foreign debentures, and government agency obligations. These securities are held in safekeeping at a financial institution and insured for up to $500,000 by SIPC. Management believes there is no significant risk of loss on these financial instruments. In addition to the SIPC coverage, the clearing organization has unlimited insurance coverage through a commercial insurer for bankruptcy risk.

(6) **Income Taxes**

Income tax expense reflected in the statements of earnings for the years ended December 31, 2002 and 2001, is as follows:

		2002	2001
Current tax expense:			
Federal	$	54,940	40,997
State		9,405	7,018
		64,345	48,015
Deferred tax expense:			
Federal		2,355	7,906
State		403	1,355
		2,758	9,261
Total income tax expense	$	67,103	57,276

The difference between the total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2002 and 2001 and the reported income tax expense is as follows:

		2002	2001
Federal income taxes at statutory tax rates	$	59,687	50,950
State income taxes, net of related federal benefit		6,473	5,526
Other, net		943	800
	$	67,103	57,276

At December 31, 2002 and 2001, the Company had a net deferred tax liability of $12,019 and $9,261, respectively. The tax effects of temporary differences between financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

		2002	2001
Deferred tax asset:			
Depreciation expense	$	6,109	3,072
Total gross deferred tax asset		6,109	3,072
Deferred tax liability:			
Discount accretion of securities		18,128	12,333
Total gross deferred tax liability		18,128	12,333
Net deferred tax liability	$	12,019	9,261

(Continued)

BAC FLORIDA INVESTMENTS CORP.

Notes to Financial Statements

December 31, 2002 and 2001

(7) Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with its parent company and affiliates. At December 31, 2002 and 2001, balances relating to such transactions were as follows:

		2002	2001
Assets:			
Cash	$	27,733	26,686
Liabilities:			
Accounts payable and accrued expenses	$	29,753	24,661
Income taxes payable		73,411	9,066
	$	103,164	33,727
Operating expenses:			
Communications and data processing	$	49,921	30,188
Rent (within occupancy)		80,503	61,876
General and administrative (within other)		—	20,250
	$	130,424	112,314

The Company subleases office space from BAC Florida Bank. BAC Florida Bank allocates its rental costs to the Company based on square footage. The BAC Florida Bank lease agreement with the landlord expires in May 2012. Future minimum lease payments under this lease are as follows: 2003 $67,367; 2004 $69,637; 2005 $71,908; 2006 $74,179; 2007 $76,449 and $357,271 thereafter.

Schedule I

BAC FLORIDA INVESTMENTS CORP.

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2002 and 2001

		2002	2001
Net capital:			
Total shareholders' equity qualified for net capital	$	2,868,126	2,759,678
Deductions and/or charges:			
Nonallowable assets		(66,324)	(16,515)
Net capital before haircuts on securities positions		2,801,802	2,743,163
Haircuts on securities positions		—	154,403
Net capital	$	2,801,802	2,588,760
Aggregate indebtedness:			
Accounts payable and accrued expenses	$	175,592	85,982
Payable to clearing organization		—	598,927
Income taxes payable to parent company		73,411	9,066
Total aggregate indebtedness	$	249,003	693,975
Computation of basic net capital requirement:			
Minimum net capital required – 6.67% of total aggregate indebtedness	$	16,609	46,265
Minimum dollar net capital requirement		100,000	50,000
Net capital requirement (greater of above)		100,000	50,000
Excess net capital		2,701,802	2,538,760
Excess net capital at 1,000%		2,776,902	2,519,363
Ratio of aggregate indebtedness to net capital		0.09 to 1	0.27 to 1

Note: Refer to Schedule II for reconciliation of net capital pursuant to uniform capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17a-5, Part IIa filing.

See accompanying independent auditors' report.

Schedule II

BAC FLORIDA INVESTMENTS CORP.

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17a-5, Part IIa Filing

December 31, 2002 and 2001

		2002	2001
Net capital per computation contained in Company's corresponding unaudited Form X-17a-5, Part IIa Filing	$	2,802,810	2,589,768
Adjustment for income taxes		(1,008)	(1,008)
Net capital computation pursuant to Rule 15c3-1	$	2,801,802	2,588,760

See accompanying independent auditors' report.

BAC FLORIDA INVESTMENTS CORP.

Exemption Pursuant to Rule 15c3-3

December 31, 2002 and 2001

The Company claims an exemption from Rule 15c3-3 under the following section:
(K)(2)(B) – "All customer transactions are cleared through another broker/dealer on a fully disclosed basis."

See accompanying independent auditors' report.

One Biscayne Tower
2 South Biscayne Boulevard
Suite 2800
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
BAC Florida Investments Corp.:

In planning and performing our audit of the financial statements and supplementary schedules of BAC Florida Investments Corp. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's aforementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives. In addition, the Company was in compliance with the exemption provision of Rule 15c3-3, and no facts came to our attention indicating that such provisions have not been complied with during the year ended December 31, 2002.

This report is intended solely for the use of the board of directors and management of BAC Florida Investments Corp., the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

January 31, 2003